EXHIBIT 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In millions, except ratio of earnings to fixed charges)

	Historical
	Predecessor					Successor
	Year Ended December 31,				Five Months Ended May 31,	Seven Months Ended December 31,	Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Income before income taxes	$(14.8)	$(117.5)	$(93.3)	$(411.9)	$319.9	$46.2	$65.8
Less:
Income from equity method investment	(0.2)	(2.2)	(0.9)	(4.0)	(3.6)	(3.4)	(2.6)

Earnings (loss) from continuing operations before income taxes and income or loss from equity investments	(15.0)	(119.7)	(94.2)	(415.9)	316.3	42.8	63.2

Plus:
Fixed charges, excluding preferred stock dividend requirement	92.9	104.8	108.2	73.6	48.3	29.8	26.6

Earnings available for fixed charges	$77.9	$(14.9)	$14.0	$(342.3)	$364.6	$72.6	$89.8

Fixed charges:
Interest expense	$87.1	$97.4	$100.5	$66.5	$45.2	$25.9	$22.7
Estimated interest factor for rentals	5.8	7.4	7.7	7.1	3.1	3.9	3.9
Preferred stock dividend requirements	—	—	—	—	—	4.7	3.7

Fixed charges	$92.9	$104.8	$108.2	$73.6	$48.3	$34.5	$30.3

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	7.5	2.1	3.0

Fixed charges in excess of earnings(1)	$15.0	$119.7	$94.2	$415.9	$—	$—	$—

(1)	Earnings were insufficient to cover fixed charges by $15.0 million, $119.7 million, $94.2 million and $415.9 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively.